Exhibit 99.4

Company announcement

TORM plc – Notice of and complete proposals for the Annual General Meeting 2023

Please find enclosed the notice of and the complete proposals for the Annual General Meeting of TORM plc to be held on 13 April 2023.
Contact	TORM plc
Christopher H. Boehringer, Chairman, tel.: +45 3917 9200	Suite 105, 20 St Dunstan’s Hill
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200	London, EC3R 8HL, United Kingdom
Christopher Everard, General Manager, tel.: +44 7920 494 853	Tel.: +44 203 795 2794
Kim Balle, Chief Financial Officer, tel.: +45 3917 9200	www.TORM.com
About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of approximately 85 product tanker vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD, ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.
Safe harbor statement as to the future
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “may”, “should”, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Company. They are not historical facts, nor are they guarantees of future performance.
Where the Company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis.  However, because these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed, projected or implied by these forward-looking statements. In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the strength of the world economy and currencies including central bank policies intention to combat overall inflation and rising interest rates, the general domestic and international political conditions or events, including “trade wars” and the conflict between Russia and Ukraine, the highly cyclical natures of our business causing fluctuations in charter hire rates and vessel values caused by changes in supply vessels and constructions of newbuilding’s and changes in “ton-mile” demand caused by changes in worldwide OPEC petroleum production, consumption and storage, the duration and severity of the ongoing COVID-19 pandemic, including its impact on the demand for petroleum products and the seaborne transportation of clean products, the interruption or failure of our information technology and communication system including cyber-attacks, the increased cost of capital or limited access to funding due to EU taxonomy and the potential liability from  future litigation and future costs due to environmental damage and vessel collision, the potential conflicts of interest involving our board of directors and senior management.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect new information future events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | SUITE 105, 20 ST. DUNSTANS HILL LONDON, EC3R 8HL, UNITED KINGDOM| COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 06 16 MARCH 2023	PAGE 1 / 14

Company announcement

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IT CONTAINS PROPOSALS RELATING TO TORM PLC (THE "COMPANY") ON WHICH YOU ARE BEING ASKED TO VOTE.

The definitions used throughout this Circular are set out on pages eight and nine of this Circular.

If you are in any doubt about the contents of this document or the action you should take, you are recommended to immediately seek your own personal financial advice from an appropriately qualified independent adviser authorized pursuant to the Financial Services and Markets Act 2000 if in the United Kingdom or otherwise regulated under the laws of your own country.
If you sell or transfer or have sold or transferred all your shares in the Company, you should hand this Circular and the documents accompanying it to the purchaser or agent through whom the sale was effected for transmission to the purchaser. If you sell or have sold or otherwise transferred only part of your holding of shares, you should retain these documents.

TORM PLC
(a company registered in England and Wales with company number 09818726)
Notice of Annual General Meeting

This document should be read in its entirety. Your attention is drawn to the letter from the Chairman of the Company set out in this document, which contains your Board's unanimous recommendation to vote in favor of the Resolutions set out in the notice of Annual General Meeting referred to below.
Notice of the Annual General Meeting (the "AGM") of the Company to be held at the Company’s offices at Suite 105 20 St. Dunstan’s Hill, London, EC3R 8HL, United Kingdom on 13 April 2023 at 12:00 noon (BST) is set out at the end of this Circular.
Shareholders will find enclosed a Form of Proxy for use at the AGM. To be valid for use at the AGM, the Form of Proxy must be completed and returned, in accordance with the instructions printed thereon, to the Company's registered office as soon as possible and, in any event, to arrive by 18:00 (BST) on 11 April 2023. The completion and return of a Form of Proxy will not preclude shareholders from attending and voting in person at the AGM, should they subsequently wish to do so.
Shareholders have the option to dial in to the AGM via Q4, rather than attend in person, and to vote on all Resolutions in advance of the AGM by completing their Form of Proxy. Shareholders have the option to appoint the Chairman of the AGM or any named individual to act as their proxy to ensure their votes are duly cast.

YOU ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY IN ACCORDANCE WITH THE INSTRUCTIONS HEREIN.
Your attention is drawn to the section entitled "Action to be taken by shareholders" on page five of this Circular.
This document will be available for download from the Company's website at www.torm.com

TORM PLC | SUITE 105, 20 ST. DUNSTANS HILL LONDON, EC3R 8HL, UNITED KINGDOM| COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 06 16 MARCH 2023	PAGE 2 / 14

Company announcement

LETTER FROM THE CHAIRMAN
TORM PLC
(Registered in England and Wales with Company Number 09818726)
Registered Office:
Suite 105
20 St. Dunstan’s Hill
London
EC3R 8HL
United Kingdom

Directors:
Christopher H. Boehringer, Chairman
David N. Weinstein, Deputy Chairman
Jacob Meldgaard, Executive Director
Annette Malm Justad
Göran Trapp

16 March 2023
Dear Shareholder
NOTICE OF ANNUAL GENERAL MEETING
1          Introduction
I am writing in connection with the Resolutions to be proposed at the forthcoming Annual General Meeting ("AGM") of TORM Plc (the "Company") at 12:00 noon (BST) on 13 April 2023 at the Company’s offices at 20 St. Dunstan’s Hill, London EC3R 8HL, United Kingdom. Your attention is drawn to the recommendations of the Board as set out in paragraph 6 of this letter.
The Directors of the Company have taken all reasonable care to ensure that the facts stated in this Circular are true and accurate in all material aspects, and that there are no material facts the omission of which would make misleading any statement contained in this Circular, whether of fact or opinion.
The Definitions section on pages 7 and 8 of this Circular contain definitions of words and terms that have been used. Please refer to this section as you review this Circular.
2          Dial-in option
Shareholders have the option to dial in to the AGM via the Q4 access, rather than attend in person, and to vote on all Resolutions in advance of the AGM by completing their Form of Proxy. Please complete the Form of Proxy sent to you with this notice and return it to our registrars as soon as possible.
Shareholders are invited to submit any questions on the business of the meeting in advance of the AGM to ir@torm.com no later than 18:00 (BST) on 11 April 2023, and we will provide them with written answers.

TORM PLC | SUITE 105, 20 ST. DUNSTANS HILL LONDON, EC3R 8HL, UNITED KINGDOM| COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 06 16 MARCH 2023	PAGE 3 / 14

Company announcement

Shareholders can follow the proceedings of the AGM by accessing an online audio and presentation link, accessible via the following link:
Webcast Audience URL:
https://events.q4inc.com/attendee/914531204
The online presentation link will be opened at approximately 11:55 a.m. on 13 April 2023. However, please note that shareholders will not be able to vote at the AGM via the online presentation link.
3          Explanatory notes to the notice of the AGM
The following notes explain the proposed Resolutions. Resolutions 1 to 8 are proposed as Ordinary Resolutions. For each of those resolutions to be passed, more than half of the votes cast must be in favor of the resolution.
Resolution 1 – Annual Report and Accounts
The Directors must present the audited annual accounts and the Directors' and Auditor’s report for the financial year ended 31 December 2022. A copy of the Directors' and Auditor’s reports and the financial statements are available on the Company's website (www.torm.com).
Resolution 2 – Remuneration report
The Company's shareholders will be asked to approve the remuneration report at the AGM.
Resolutions 3 and 4 – Reappointment and remuneration of auditors
The Company must appoint auditors at each general meeting at which accounts are presented to shareholders to hold office until the conclusion of the next such meeting. Resolution 3 seeks shareholder approval to reappoint Ernst & Young LLP as the Company's auditors.
In accordance with normal practice, Resolution 4 seeks authority for the Company's Directors to fix their remuneration.
Resolutions 5 to 8 – Reappointment of Directors
The Company’s Articles of Association require every Director, other than the B-director, to retire at the end of the first AGM after their appointment and at each subsequent AGM. Christopher H. Boehringer, Annette Malm Justad, Göran Trapp and Jacob Meldgaard are standing for reappointment in accordance with these provisions.
The biographical details of all Directors can be found on the Company’s website at http://www.torm.com/about-torm.
4          Expenses
The costs and expenses of calling the AGM and any adjourned AGM will be met by the Company. The costs will be paid by the Company irrespective of whether or not the Resolutions are passed by the requisite majority at the forthcoming AGM.
5          Dividend
According to the Company’s Distribution Policy, the Company intends to declare a quarterly dividend based on the cash position at the end of each quarter. The Board decided to declare an interim dividend of USD 2.59 per share related to the cash position at the end of the fourth quarter of 2022. Consequently, the Board does not recommend a final dividend for the financial year ended on 31 December 2022.
6          Recommendations
The Board believes that the approval of the Resolutions to be proposed at the AGM is in the best interests of the shareholders as a whole and recommends that the shareholders vote in favor of the Resolutions set out in the notice of AGM of the Company, as the Directors intend to do, or procure to be done, in respect of their own and their related parties' beneficial holdings.

TORM PLC | SUITE 105, 20 ST. DUNSTANS HILL LONDON, EC3R 8HL, UNITED KINGDOM| COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 06 16 MARCH 2023	PAGE 4 / 14

Company announcement

7          Action to be taken by shareholders
a)         Annual General Meeting
The Resolutions are subject to shareholder approval. A notice convening the AGM is set out at the end of this Circular.
A Form of Proxy for the AGM is enclosed with this Circular, and you are requested to complete and post the Form of Proxy to the Company's registered address as soon as possible. The completion and return of a Form of Proxy will not prevent you from attending the AGM in person, speaking and voting if you wish to do so.
To be valid, an instrument appointing a proxy and any power of attorney or other authority under which the proxy instrument is signed (or a notarially certified copy thereof) must be deposited at the Company address as the case may be by 18:00 (BST) on 11 April 2023.
For those shareholders who hold shares via Euronext Securities and which are trading on Nasdaq in Copenhagen, you may vote or register electronically at www.vp.dk/agm no later than 11 April 2023 by 18:00 (BST). Alternatively, you may return a proxy instruction form or registration form. The dated and signed form must reach Euronext Securities by 11 April 2023 by 18:00 (BST) either by e-mail (CPH-investor@euronext.com) or by ordinary mail to Euronext Securities, Nicolai Eigtveds Gade 8, 1402 Copenhagen K, Denmark.
Shareholders who hold shares traded on Nasdaq in New York should return the voting instructions as indicated on the Voter Instruction Form.
The majority required for the passing of the Ordinary Resolutions at the AGM is a simple majority of the total number of votes cast.
The quorum for the AGM is two or more shareholders who are entitled to vote, present in person or by proxy or a duly authorized representative of a corporation which is a member. If, within five minutes after the time appointed for the AGM (or such longer interval not exceeding one hour as the Chairman may consider fit to allow), a quorum is not present, the AGM shall stand adjourned to a day (but not less than ten days later, excluding the day on which the meeting is adjourned and the day for which it is reconvened), time and place to be decided by the Chairman, and at such adjourned meeting, one member present in person or by proxy and entitled to vote will constitute a quorum.
b)         Inspection of documents
Copies of the following documents will be available for inspection at the Registered Office of the Company during normal business hours on any business day from the date of this Circular until the conclusion of the AGM and at the place of the AGM for at least 15 minutes prior to, and during, the AGM:
(i)	The Articles of Association of the Company
(ii)	This Circular
(iii)	A memorandum setting out the terms of the contracts for services of the Executive Director and each of the non-Executive Directors
c)         Other available documents
The Annual Report and accounts for the financial year ended 31 December 2022 and a Proxy Statement will be available to view and download from the Company’s website at https://www.torm.com/investors/reports-and-presentations/financial-reports/default.aspx.

TORM PLC | SUITE 105, 20 ST. DUNSTANS HILL LONDON, EC3R 8HL, UNITED KINGDOM| COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 06 16 MARCH 2023	PAGE 5 / 14

If you have questions in this regard, please do not hesitate to contact Christopher Everard at tel. +44 7920 494 853.

Yours faithfully

Christopher H. Boehringer
Chairman of the Board of Directors

TORM PLC | SUITE 105, 20 ST. DUNSTANS HILL LONDON, EC3R 8HL, UNITED KINGDOM| COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 06 16 MARCH 2023	PAGE 6 / 14

Company announcement

EXPECTED TIMETABLE
Deadline for receipt of Forms of Proxy for the Annual General Meeting	18:00 (BST) on 11 April 2023
Deadline for submission of questions related to the Annual General Meeting	18:00 (BST) on 11 April 2023
Time and date of Annual General Meeting	12:00 noon (BST) on 13 April 2023
Expected Effective Time of the Resolutions	12:00 noon (BST) on 13 April 2023*
*(or, if later, the effective time and date upon which shareholders approve the Resolutions).

TORM PLC | SUITE 105, 20 ST. DUNSTANS HILL LONDON, EC3R 8HL, UNITED KINGDOM| COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 06 16 MARCH 2023	PAGE 7 / 14

Company announcement

DEFINITIONS
The following definitions apply throughout this Circular unless the context requires otherwise:

AGM or Annual General Meeting	The Annual General Meeting of the Company to be held on 13 April 2023 (or any adjournment thereof), notice of which is set out at the end of this Circular.
Articles of Association	The Articles of Association of the Company adopted by special resolution on 15 March 2016 and amended by special resolution on 14 April 2021.
A-shares	The A-shares of USD 0.01 each in the capital of the Company.
Board of Directors, the Board or the Directors	The Board of Directors of the Company.
B-share	The B-share of USD 0.01 in the capital of the Company.
BST	British Summer Time.
Business day	Any day other than a Saturday or Sunday on which banks are open for normal banking business in London.
Circular	This document including, for the avoidance of doubt, the Letter from the Chairman, Notice of Annual General Meeting and the Form of Proxy.
Companies Act	The Companies Act 2006, as amended, supplemented or replaced from time to time.
Company	TORM plc.
C-share	The ordinary C-share of USD 0.01 in the capital of the Company.
Effective time	The time at which the Resolutions are expected to become effective, being 12:00 noon (BST) on 13 April 2023 or such other time as the Directors may in their absolute discretion determine.
Form of Proxy	The Form of Proxy appended to this Circular for the use of the shareholders in voting at the AGM.
Nasdaq in Copenhagen	The stock exchange known as Nasdaq in Copenhagen where the shares are listed and available for trade.
Nasdaq in New York	The stock exchange known as Nasdaq in New York where the shares are listed and available for trade.
Ordinary Resolutions	The Ordinary Resolutions to be proposed at the AGM which are set out in the notice convening the AGM at the end of this Circular.
Registered office	Suite 105, 20 St Dunstan’s Hill, London EC3R 8HL, United Kingdom.
Resolutions	The resolutions to be proposed at the AGM which are set out in the notice convening that meeting at the end of this Circular.
Shares	As the context indicates, the A-shares, the B-share and the C-share of USD 0.01 in the capital of the Company.

TORM PLC | SUITE 105, 20 ST. DUNSTANS HILL LONDON, EC3R 8HL, UNITED KINGDOM| COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 06 16 MARCH 2023	PAGE 8 / 14

Company announcement

Shareholders	Holders of shares.
Euronext Investor Services	Euronext Securities (https://www.vp.dk) administers the shares listed on Nasdaq in Copenhagen.

TORM PLC | SUITE 105, 20 ST. DUNSTANS HILL LONDON, EC3R 8HL, UNITED KINGDOM| COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 06 16 MARCH 2023	PAGE 9 / 14

Company announcement

TORM PLC
Registered in England and Wales – Company Number 09818726 (the "Company")
NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the Company’s offices at Suite 105, 20 St Dunstan’s Hill, London EC3R 8HL, United Kingdom, on Thursday, 13 April 2023 at 12:00 noon (BST).
To consider and, if thought appropriate, pass the following Resolutions which will be proposed as ordinary resolutions as set out below:
Ordinary Resolutions
1
THAT the Company’s Annual Report and accounts for the financial year ended 31 December 2022 (the “Annual Report”), together with the Directors’ report and the Auditor’s report on those accounts, be received and adopted.

2	THAT the Company's Remuneration Report, as set out on pages 100 to 110 of the Company’s Annual Report, be approved together with and the Auditor’s report on it.
3
THAT Ernst & Young LLP be reappointed as auditor of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting of the Company at which accounts are laid.

4	THAT the Directors be authorized to fix the remuneration of the auditors.
5	THAT the Company’s Non-Executive Director and Chairman, Christopher H. Boehringer, is reappointed as Director of the Company.
6	THAT the Company’s Non-Executive Director, Göran Trapp, is reappointed as Director of the Company.
7	THAT the Company’s Non-Executive Director, Annette Malm Justad, is reappointed as Director of the Company.
8	THAT the Company’s Executive Director, Jacob Meldgaard, is reappointed as Director of the Company.

By order of the Board

Christopher H. Boehringer
Chairman of the Board of Directors

Dated          16 March 2023
Registered Office: Suite 105, 20 St Dunstan’s Hill, London EC3R 8HL, United Kingdom.

TORM PLC | SUITE 105, 20 ST. DUNSTANS HILL LONDON, EC3R 8HL, UNITED KINGDOM| COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 06 16 MARCH 2023	PAGE 10 / 14

Company announcement

Notes:
(a)	Only those shareholders registered in the Company's register of members at:
(i)	18:00 (BST) on 11 April 2023; or,
(ii)	if this meeting is adjourned, at 18:00 (BST) on the day two days prior to the adjourned meeting, shall be entitled to attend, speak and vote at the meeting. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.
(b)	Information regarding the meeting, including the information required by section 311A of the Companies Act 2006, can be found at www.torm.com.
(c)	If you wish to attend the meeting in person, please attend the Company’s office at Suite 105, 20 St Dunstan’s Hill, London EC3R 8HL, United Kingdom on 13 April 2023 at 12:00 noon (BST).
(d)
If you are a shareholder who is entitled to attend and vote at the meeting, you are entitled to appoint one or more proxies to exercise all or any of your rights to attend, speak and vote at the meeting, and you should have received a proxy form with this notice of meeting. A proxy does not need to be a shareholder of the Company but must attend the meeting to represent you. You can only appoint a proxy using the procedures set out in these notes and the notes to the Proxy Form. To appoint more than one proxy, please contact the Company on tel.  +44 203 795 2794.

(e)
To be valid, an instrument appointing a proxy and any power of attorney or other authority under which the proxy instrument is signed (or a notarially certified copy thereof) must be deposited at the Company's registered office by 18:00 (BST) on 11 April 2023.

(f)
The completion and return of a Proxy Form will not affect the right of a member to attend, speak and vote in person at the meeting convened by this notice. If you have appointed a proxy and attend the meeting in person, your proxy appointment will automatically be terminated.

(g)
A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting.

(h)
In the case of joint holders, where more than one of the joint holders completes a proxy appointment, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company's register of members in respect of the joint holding (the first-named being the most senior).

(i)
Shareholders may change proxy instructions by submitting a new proxy appointment using the methods set out above. Note that the cut-off time for receipt of proxy appointments also applies in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded.

(j)	If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.
(k)	A shareholder may change a proxy instruction, but to do so you will need to inform the Company in writing by either:
(i)
sending a signed hardcopy notice clearly stating your intention to revoke your proxy appointment to the Company. In the case where a shareholder is a company, the revocation notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice; or

(ii)	sending an email to ir@torm.com.
(l)	In either case, the revocation notice must be received by the Company no later than 18:00 (BST) on 11 April 2023.
(m)
If you attempt to revoke your proxy appointment, but the revocation is received after the time specified, your original proxy appointment will remain valid unless you attend the meeting and vote in person.

(n)
A corporation which is a shareholder can appoint one or more corporate representatives who may exercise, on its behalf, all its powers as a shareholder provided that no more than one corporate representative exercises powers over the same share.

(o)
As at 18:00 (BST) on 9 March 2023, which is the latest practicable date before publication of this notice, the Company's issued share capital comprised 82,332,568 ordinary shares of USD 0.01 each (made up of 82,332,566 A-shares, 1 B-share and 1 C-share).

(p)
Each A and B-share carries the right to one vote on all Resolutions proposed at this Annual General Meeting. The C-share carries the right to 350,000,000 votes in respect of those matters set out in Article 4.7 of the Articles of Association but otherwise carries no right to vote. As a result, the ordinary C-share carries no right to vote on Resolutions 1-4 proposed at this Annual General Meeting but does carry the right to vote on Resolutions 5-8 proposed at this Annual General Meeting. 493,371 A-shares are held by the Company as treasury shares and are therefore not eligible for voting. Accordingly, the total number of voting rights in the Company in respect of Resolutions 1-4 proposed at this Annual General Meeting as of 9 March 2023 is 81,839,196, and the total number of voting rights in the Company in respect of Resolutions 5-8 proposed at this Annual General Meeting as of 9 March 2023 is 431,839,196.

(q)	Any member attending the meeting has the right to ask questions. The Company must answer all question related to the business being dealt with at the meeting unless:
(i)	answering the question would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information;
(ii)	the answer has already been given on a website in the form of an answer to a question; or
(iii)	it is undesirable in the interest of the Company or the good order of the meeting that the question be answered.

TORM PLC | SUITE 105, 20 ST. DUNSTANS HILL LONDON, EC3R 8HL, UNITED KINGDOM| COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 06 16 MARCH 2023	PAGE 11 / 14

11

Company announcement

(r)
A memorandum which outlines the key terms of the contracts for services of the Executive Director and each of the non-Executive Directors is available for inspection at the Company's registered office during normal business hours and at the place of the meeting from at least 15 minutes prior to the meeting until the end of the meeting.

(s)
The quorum for the meeting is two or more members who are entitled to vote on each of the Resolutions proposed at this AGM of the Company, present in person or by proxy or a duly authorized representative of a corporation which is a member.

(t)	The Ordinary Resolutions must be passed by a simple majority of the total number of votes cast for and against such Resolution.
(u)
At the meeting, the vote may be taken by show of hands or by poll. On a poll, every member who is present in person or by proxy shall be entitled to one vote for every share held, except for the C-share which is entitled to 350,000,000 votes in respect of those Resolutions as set out in note (p) above.

(v)
If, within five minutes after the time appointed for the meeting (or such longer interval not exceeding one hour as the Chairman of the meeting may think fit to allow) a quorum is not present, the meeting shall stand adjourned to a day (but not less than ten days later, excluding the day on which the meeting is adjourned and the day for which it is reconvened), time and place to be decided by the Chairman, and at such adjourned meeting one member present in person and by proxy shall be a quorum.

(w)
Pursuant to regulation 41 of The Uncertificated Securities Regulations 2001, members will be entitled to attend and vote at the meeting if they are registered on the Company's register of members at 18:00 (BST) on 11 April 2023.

TORM PLC | SUITE 105, 20 ST. DUNSTANS HILL LONDON, EC3R 8HL, UNITED KINGDOM| COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 06 16 MARCH 2023	PAGE 12 / 14

Company announcement

TORM PLC
Registered in England and Wales – Company Number 09818726 (the "Company")
FORM OF PROXY
for use by shareholders at the Annual General Meeting
to be held on 13 April 2023
I/we, the undersigned shareholder(s) of the Company hereby appoint:
1	The Chairman of the Meeting; or	No. of shares:
2	……………………………………………………….……………………………………………………………........................................……………
(Name and address of proxy in capital letters)

as my/our proxy to vote in my/our name(s) and on my/our behalf at the Annual General Meeting of the Company to be held at Suite 105, 20 St. Dunstan’s Hill, London, EC3R 8HL, United Kingdom on 13 April 2023 at 12:00 noon (BST) and at any adjournment thereof.
Please indicate with an "X" in the appropriate boxes below how the proxy should vote and then sign on the next page.  If no specific direction as to voting is given, the proxy may vote or abstain at his/her discretion.

	For	Against	Withheld
ORDINARY RESOLUTIONS
Resolution 1 – (Adoption of the Annual Report and accounts)
Resolution 2 – (Remuneration Report)
Resolution 3 – (Appointment of Ernst & Young LLP)
Resolution 4 – (Fix remuneration of the Auditors)
Resolution 5 – (Reappointment of Christopher H. Boehringer)
Resolution 6 – (Reappointment of Göran Trapp)
Resolution 7 – (Reappointment of Annette Malm Justad)
Resolution 8 - (Reappointment of Jacob Meldgaard)

I/we authorize my/our proxy to act at his/her discretion in relation to any other business arising at the meeting (including in respect of whether to adjourn such meeting) and at any adjournment of such meeting.

Signature(s)	………………….....................................................	Dated	……………..…...…………….

Name:
…………………..............................................................................................…….............................................................................................................(in capital letters)

Initials and surnames of joint holders if any ……....................................................................................................

Address	………………….....................................................	VP reference no.:	…………….......……………….
………………….....................................................
………………….....................................................

TORM PLC | SUITE 105, 20 ST. DUNSTANS HILL LONDON, EC3R 8HL, UNITED KINGDOM| COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 06 16 MARCH 2023	PAGE 13 / 14

Company announcement

NOTES
(a)
As a member of the Company, you are entitled to appoint a proxy or proxies to exercise all or any of your rights to attend, speak and vote at a general meeting of the Company. You can only appoint a proxy using the procedures set out in these notes. If the proxy is being appointed in relation to part of your holding only, please enter the number of shares in relation to which they are authorized to act as your proxy in the box next to the proxy’s name. If this box is left blank, they will be authorized in respect of your full voting entitlement.

(b)
Appointment of a proxy does not preclude you from attending the meeting and voting in person. If you have appointed a proxy and attend the meeting in person, your proxy appointment will automatically be terminated.

(c)
A proxy does not need to be a member of the Company but must attend the meeting to represent you. If you wish to appoint as your proxy someone other than the Chairman of the meeting, cross out the words "the Chairman of the Meeting" and write on the dotted line the full name and address of your proxy.  The change should be initialled.

(d)
In the case of a corporation, the proxy form must be expressed to be executed by the corporation and must be signed by a Director and the secretary or by two Directors or under the hand of a duly authorized officer or attorney.

(e)	In the case of joint holders, the vote of the person first named in the register of members tendering a vote will be accepted to the exclusion of the votes of the other joint holders.
(f)
You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. If you are appointing more than one proxy, please indicate the number of shares in relation to which they are authorized to act as your proxy and indicate that the proxy appointment is one of multiple appointments being made next to the proxy holder’s name. Multiple proxy appointments should be returned in the same envelope.

(g)
To direct your proxy on how to vote on the resolutions, mark the appropriate box with an "X". To abstain from voting on a resolution, select the relevant "withheld" box. A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution.

(h)
In the absence of instructions, the appointed proxy may vote or abstain from voting as he or she thinks fit on the specified resolution and, unless instructed otherwise, the appointed proxy may also vote or abstain from voting as he or she thinks fit on any other business (including amendments to resolutions) which may properly come before the meeting.

(i)
You are requested to complete and send this Form of Proxy (or a notarially certified copy thereof) by regular mail to the Company's registered office. To be valid, this form must be completed and deposited at the Company's registered office together with the power of attorney or other authority (if any) under which it is signed or a copy of such authority certified notarially, by 18:00 (BST) on 11 April 2023.

TORM PLC | SUITE 105, 20 ST. DUNSTANS HILL LONDON, EC3R 8HL, UNITED KINGDOM| COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 06 16 MARCH 2023	PAGE 14 / 14